Filed Pursuant to Rule 433
Registration No. 333-202524
February 14, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015, and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Barrier Digital Return Notes
Linked to the Least Performing of
the iShares® MSCI Emerging Markets ETF
and the iShares® MSCI EAFE ETF

- Barrier Digital Return Notes Linked to the Least Performing of the iShares® MSCI Emerging Markets ETF and the iShares® MSCI EAFE ETF

- 13-month maturity

- Digital return of at least 10.00% (to be determined on the pricing date) at maturity if a trigger event does not occur

- If a trigger event occurs, repayment of principal at maturity only if the Final Price of *each* underlying is greater than or equal to its Initial Price

- If a trigger event occurs and the Final Price of *either* underlying is less than its Initial Price, you will lose 1% of the principal amount for each 1% that the reference return of the least performing underlying is less than zero, with up to 100% of your principal amount at risk

- A trigger event occurs if the official closing price of *either* underlying is less than 65% of its Initial Price on any scheduled trading day during the observation period

- All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Digital Return Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $985 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay referral fees of up to 0.43% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Barrier Digital Return Notes
Linked to the Least Performing of the iShares® MSCI Emerging Markets ETF and the iShares® MSCI EAFE ETF

The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if a Trigger Event occurs and the Final Price of *either* Underlying is less than its Initial Price, lose up to 100% of your principal at maturity.**

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The iShares® MSCI Emerging Markets ETF ("EEM") and the iShares® MSCI EAFE ETF ("EFA") (each, an "Underlying," and together the "Underlyings").
Trade Date:	February 23, 2018
Pricing Date:	February 23, 2018
Original Issue Date:	February 28, 2018
Final Valuation Date:	March 25, 2019. The Final Valuation Date is subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and is expected to be March 28, 2019. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Interest Payments:	None
Payment at Maturity:	On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value.

Final Settlement Value:

If a Trigger Event does not occur, you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

If a Trigger Event occurs and:

- *the Final Price of each Underlying is greater than or equal to its Initial Price,* you will receive $1,000 per $1,000 in Principal Amount.

- *the Final Price of either Underlying is less than its Initial Price,* you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return of the Least Performing Underlying}).$$

In this case, you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying. **If a Trigger Event occurs and the Final Price of the Least Performing Underlying is less than its Initial Price, you will lose some or all of your investment, regardless of the performance of the other Underlying.**

For example, if a Trigger Event occurs and the Reference Return of the Least Performing Underlying is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of the Issuer.

Trigger Event:	A Trigger Event occurs if the Official Closing Price of *either* Underlying is less than its Barrier Price on any scheduled trading day during the Observation Period.

Barrier Price:	With respect to each Underlying, 65% of its Initial Price.
Observation Period:	The period from but excluding the Pricing Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods" in the accompanying ETF Underlying Supplement.
Digital Return:	At least 10.00%, to be determined on the Pricing Date.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	The Official Closing Price of the relevant Underlying on the Pricing Date.
Final Price:	The Official Closing Price of the relevant Underlying on the Final Valuation Date.
Official Closing Price:	The closing price of the relevant Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the EEM, "EEM UP <EQUITY>" and with respect to EFA, "EFA UP <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable, and subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	40435FUE5 / US40435FUE59
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in either Underlying or any component security held by either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value. The Final Settlement Value, which is an amount in cash, will be determined as follows:

▶ **If a Trigger Event does not occur,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

▶ **If a Trigger Event occurs and:**

- **the Final Price of each Underlying is greater than or equal to its Initial Price,** you will receive $1,000 per $1,000 in Principal Amount.

- **the Final Price of either Underlying is less than its Initial Price,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return of the Least Performing Underlying}).$$

  In this case, you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying. **If a Trigger Event occurs and the Final Price of the Least Performing Underlying is less than its Initial Price, you will lose some or all of your investment, regardless of the performance of the other Underlying.**

  For example, if a Trigger Event occurs and the Reference Return of the Least Performing Underlying is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of the Issuer.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuers

With respect to the EEM and the EFA, iShares, Inc. is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each Underlying will be greater than or equal to its Barrier Price on each scheduled trading day during the Observation Period.

▸ You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than zero if a Trigger Event occurs.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the Digital Return.

▸ You are willing to forgo dividends or other distributions paid on the Underlyings or in the securities held by the Underlyings.

▸ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from this investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of either Underlying will be less than its Barrier Price on at least one scheduled trading day during the Observation Period.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than zero if a Trigger Event occurs.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Digital Return.

▸ You seek an investment that provides a full return of principal.

▸ You prefer a product that provides upside participation in one or both Underlyings, as opposed to the Digital Return.

▸ You seek an investment with current income.

▸ You prefer to receive the dividends or other distributions paid on the Underlyings or the securities held by the Underlyings.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Underlyings or the securities held by either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement; and

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement.

Your investment in the Notes may result in a loss.

You will be exposed on a 1-to-1 basis to any decline in the Final Price of the Least Performing Underlying from its Initial Price if a Trigger Event occurs. Accordingly, if a Trigger Event occurs and the Reference Return of the Least Performing Underlying is less than zero, you will lose some or all of your Principal Amount at maturity.

You will not participate in any appreciation in the price of either Underlying and your return on the Notes is limited to the Digital Return.

The Notes will not pay a return more than the Digital Return. Even if the price of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum return on the Notes will not exceed the Digital Return. Under no circumstances, regardless of the extent to which the price of either Underlying increases, will your return exceed the Digital Return. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of either Underlying, or by investing directly in the securities included in or held by either Underlying.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The protection provided by the Barrier Price may terminate at any time during the Observation Period.

If a Trigger Event does not occur, you will receive the Digital Return at maturity, even if the Final Price of each Underlying is less than its Initial Price. However, if a Trigger Event occurs on any scheduled trading day during the Observation Period and the Final Price of either Underlying is less than its Initial Price, you will lose 1% of the Principal Amount for each 1% that the Final Price of the Least Performing Underlying is less than its Initial Price.

Your return on the Notes will be based on the Reference Return of the Least Performing Underlying if a Trigger Event occurs.

If a Trigger Event occurs, your return on the Notes will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose some or all of the Principal Amount if the Reference Return of the Least Performing Underlying is less than zero, even if there is an increase in the price of the other Underlying. This could be the case even if the other Underlying increased, or decreased to a lesser extent than the Least Performing Underlying.

Since the Notes are linked to the Least Performing Underlying, you will be fully exposed to the risk of fluctuations in the price of each Underlying.

Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the relevant Underlying concerning additions, deletions and substitutions of the constituents included in such Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in that Underlying may affect the price of the Underlying. The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the price of that Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the Final Settlement Value.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the

Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Risks associated with non-U.S. companies.

The values of the Underlyings depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Underlyings and, as a result, the value of the Notes.

Risks associated with emerging markets.

Because the EEM is a Underlying, an investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities held by the Underlyings are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the values of the Underlyings, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

The performance and market values of the Underlyings during periods of market volatility may not correlate with the performance of the applicable underlying index as well as the net asset value per share of the Underlyings.

During periods of market volatility, securities underlying the Underlyings may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlyings and the liquidity of the Underlyings may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Underlyings. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlyings. As a result, under these circumstances, the market value of shares of the Underlyings may vary substantially from the net asset value per share of the Underlyings. For all of the foregoing reasons, the performance of the Underlyings may not correlate with the performance of its underlying index as well as the net asset value per share of the Underlyings, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of either Underlying relative to its Initial Price. We cannot predict the Official Closing Price of either Underlying on any scheduled trading day during the Observation Period, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The return on the Notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Digital Return: 10.00% (The actual Digital Return will be determined on the Pricing Date and will be at least 10.00%.)

▶ Hypothetical Initial Prices: $100 with respect to the EFA and $100 with respect to the EEM

▶ Barrier Price: $65 with respect to the EFA and $65 with respect to the EEM (each of which is 65% of its Hypothetical Initial Price)

Hypothetical Reference Return of Least Performing Underlying	A Trigger Event Does Not Occur		A Trigger Event Occurs	
	Hypothetical Final Settlement Value	Hypothetical Return on the Notes	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$1,100.00	10.00%	$1,000.00	0.00%
80.00%	$1,100.00	10.00%	$1,000.00	0.00%
60.00%	$1,100.00	10.00%	$1,000.00	0.00%
40.00%	$1,100.00	10.00%	$1,000.00	0.00%
30.00%	$1,100.00	10.00%	$1,000.00	0.00%
20.00%	$1,100.00	10.00%	$1,000.00	0.00%
10.00%	$1,100.00	10.00%	$1,000.00	0.00%
0.00%	**$1,100.00**	**10.00%**	**$1,000.00**	**0.00%**
-10.00%	$1,100.00	10.00%	$900.00	-10.00%
-20.00%	$1,100.00	10.00%	$800.00	-20.00%
-25.00%	$1,100.00	10.00%	$750.00	-25.00%
-35.00%	**$1,100.00**	**10.00%**	**$650.00**	**-35.00%**
-50.00%	N/A	N/A	$500.00	-50.00%
-60.00%	N/A	N/A	$400.00	-60.00%
-80.00%	N/A	N/A	$200.00	-80.00%
-100.00%	N/A	N/A	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

A Trigger Event Does Not Occur:

Example 1: A Trigger Event does not occur.

Underlying	Initial Price	Lowest Official Closing Price During the Observation Period	Final Price
EFA	$100.00	$85.00 (85% of Initial Price)	$90.00 (90% of Initial Price)
EEM	$100.00	$90.00 (90% of Initial Price)	$85.00 (85% of Initial Price)

Since the Official Closing Price of each Underlying was not below its Barrier Price during the Observation Period, a Trigger Event does not occur. If a Trigger Event does not occur, you will receive the Digital Return.

Therefore, the Final Settlement Value = $1,000 + ($1,000 × Digital Return)

$$= \$1,000 \times (\$1,000 \times 10.00\%) = \textbf{\$1,100.00}$$

In this example, a Trigger Event does not occur, so you will receive the Digital Return. Therefore, the total payment on the Notes is $1,100.00.

Example 2: A Trigger Event does not occur. Additionally, the Reference Return of the Least Performing Underlying is greater than the Digital Return.

Underlying	Initial Price	Lowest Official Closing Price During the Observation Period	Final Price
EFA	$100.00	$85.00 (85% of Initial Price)	$130.00 (130% of Initial Price)
EEM	$100.00	$90.00 (90% of Initial Price)	$125.00 (125% of Initial Price)

Since the Official Closing Price of each Underlying was not below its Barrier Price during the Observation Period, a Trigger Event does not occur. If a Trigger Event does not occur, you will receive the Digital Return. You will not participate in any appreciation in the price of either Underlying and your return on the Notes is limited to the Digital Return.

Therefore, the Final Settlement Value = $1,000 + ($1,000 × Digital Return)

$$= \$1,000 \times (\$1,000 \times 10.00\%) = \textbf{\$1,100.00}$$

In this example, a Trigger Event does not occur, so you will receive the Digital Return. Even if the price of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum return on the Notes will not exceed the Digital Return. Therefore, the total payment on the Notes is $1,100.00.

A Trigger Event Occurs:

Example 3: A Trigger Event occurs, even though the Least Performing Underlying is not below its Barrier Price on the Final Valuation Date. Additionally, the Reference Return of the Least Performing Underlying is positive.

Underlying	Initial Price	Lowest Official Closing Price During the Observation Period	Final Price
EFA	$100.00	$85.00 (85% of Initial Price)	$115.00 (115% of Initial Price)
EEM	$100.00	$55.00 (55% of Initial Price)	$120.00 (120% of Initial Price)

Since the Official Closing Price of EEM is below its Barrier Price during the Observation Period, a **Trigger Event occurs**. EFA is the Least Performing Underlying, even though its Official Closing Price never falls below its Barrier Price.

Therefore, the Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Price of EFA} - \text{Initial Price of EFA}}{\text{Initial Price of EFA}}$$

= ($115.00 – $100.00) / $100.00= **15.00%**

If a Trigger Event occurs and the Final Price of either Underlying is greater than or equal to its Initial Price, you will receive an amount equal to 100% of the Principal Amount. You will not participate in any appreciation in the price of either Underlying.

Final Settlement Value = Principal Amount of the Notes = $1,000

If a Trigger Event occurs, you will not receive the Digital Return. In this example, a Trigger Event occurs, so you will not receive the Digital Return. Therefore, the total payment on the Notes is $1,000.

Example 4: The Official Closing Price of at least one Underlying falls below its Barrier Price during the observation period, therefore a Trigger Event occurs. Additionally, the Reference Return of the Least Performing Underlying is less than zero.

Underlying	Initial Price	Lowest Official Closing Price During the Observation Period	Final Price
EFA	$100.00	$65.00 (65% of Initial Price)	$65.00 (65% of Initial Price)
EEM	$100.00	$55.00 (55% of Initial Price)	$40.00 (40% of Initial Price)

Since each of the Official Closing Prices of EFA and EEM are below their respective Barrier Prices during the observation period, a **Trigger Event occurs**. EEM is the Least Performing Underlying.

Therefore, the Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Price of EEM} - \text{Initial Price of EEM}}{\text{Initial Price of EEM}}$$

= ($40.00 – $100.00) / $100.00= -**60.00%**

Final Settlement Value = Principal Amount of the Notes × (1 + Reference Return of the Least Performing Underlying)

= $1,000 × (1 + -60%) = **$400.00**

If a Trigger Event occurs, you will not receive the Digital Return. In this example, a Trigger Event occurs, so you will not receive the Digital Return. Therefore, the total payment on the Notes is $400.00.

Example 4 shows that you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying if a Trigger Event occurs. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY.**

INFORMATION RELATING TO THE UNDERLYINGS

iShares® MSCI Emerging Markets ETF

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The returns of the EEM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of January 31, 2018, the MSCI Emerging Markets Index consisted of the following 24 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

For more information about the EEM, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-23 of the accompanying ETF Underlying Supplement.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices of the Underlying for each quarter in the period from January 1, 2008 through February 9, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of the Underlying from January 1, 2008 through February 9, 2018 based on information from the Bloomberg Professional® service. *Past performance of the EEM is not indicative of its future performance.*

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	50.37	42.17	44.79
June 30, 2008	51.70	44.43	45.19
September 30, 2008	44.43	31.33	34.53
December 31, 2008	33.90	18.22	24.97
March 31, 2009	27.09	19.94	24.81
June 30, 2009	34.64	25.65	32.23
September 30, 2009	39.29	30.75	38.91
December 31, 2009	42.07	37.56	41.50
March 31, 2010	43.22	36.83	42.12
June 30, 2010	43.98	36.16	37.32
September 30, 2010	44.77	37.59	44.77
December 31, 2010	48.58	44.77	47.62
March 31, 2011	48.69	44.63	48.69
June 30, 2011	50.21	45.50	47.60
September 30, 2011	48.46	34.95	35.07
December 31, 2011	42.80	34.36	37.94
March 31, 2012	44.76	38.23	42.94
June 30, 2012	43.54	36.68	39.19
September 30, 2012	42.37	37.42	41.32
December 31, 2012	44.35	40.14	44.35
March 30, 2013	45.20	41.80	42.78
June 30, 2013	44.23	36.63	38.57
September 30, 2013	43.29	37.34	40.77
December 31, 2013	43.66	40.44	41.77
March 31, 2014	40.99	37.09	40.99
June 30, 2014	43.95	40.82	43.23
September 30, 2014	45.85	41.56	41.56
December 31, 2014	42.44	37.73	39.29
March 31, 2015	41.07	37.92	40.13
June 30, 2015	44.09	39.04	39.62
September 30, 2015	39.78	31.32	32.78
December 31, 2015	36.29	31.55	32.19
March 31, 2016	34.28	28.25	34.25
June 30, 2016	35.26	31.87	34.36
September 30, 2016	38.20	33.77	37.45
December 31, 2016	38.10	34.08	34.69
March 31, 2017	39.99	35.01	39.39
June 30, 2017	41.93	38.81	41.39
December 31, 2017	47.81	44.81	47.12
February 9, 2018*	52.08	45.69	46.42



* This document includes, for the first calendar quarter of 2018, data for the period from January 1, 2018 through February 9, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

iShares® MSCI EAFE ETF

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of January 31, 2018, the MSCI EAFE Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The returns of the EFA may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the EFA, see "The iShares® MSCI EAFE ETF" beginning on page S-21 of the accompanying ETF Underlying Supplement.

Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices of the Underlying for each quarter in the period from January 1, 2008 through February 9, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of the Underlying from January 1, 2008 through February 9, 2018 based on information from the Bloomberg Professional® service. ***Past performance of the EFA is not indicative of its future performance.***

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	78.50	68.31	71.90
June 30, 2008	78.52	68.10	68.70
September 30, 2008	68.70	53.08	56.30
December 31, 2008	56.30	35.71	44.87
March 31, 2009	45.44	31.69	37.59
June 30, 2009	49.04	37.59	45.81
September 30, 2009	55.81	43.91	54.70
December 31, 2009	57.28	52.66	55.30
March 31, 2010	57.96	50.45	56.00
June 30, 2010	58.03	46.29	46.51
September 30, 2010	55.42	46.51	54.92
December 31, 2010	59.46	54.25	58.23
March 31, 2011	61.91	55.31	60.09
June 30, 2011	63.87	57.10	60.14
September 30, 2011	60.80	46.66	47.75
December 31, 2011	55.57	46.45	49.53
March 31, 2012	55.80	49.15	54.90
June 30, 2012	55.51	46.55	49.96
September 30, 2012	55.15	47.62	53.00
December 31, 2012	56.88	51.96	56.82
March 30, 2013	59.89	56.82	58.98
June 30, 2013	63.53	57.03	57.38
September 30, 2013	65.05	57.38	63.79
December 31, 2013	67.06	62.71	67.06
March 31, 2014	68.03	62.31	67.17
June 30, 2014	70.67	66.26	68.37
September 30, 2014	69.25	64.12	64.12
December 31, 2014	64.51	59.53	60.84
March 31, 2015	65.99	58.48	64.17
June 30, 2015	68.42	63.49	63.49
September 30, 2015	65.46	56.25	57.32
December 31, 2015	62.06	57.32	58.75
March 31, 2016	58.75	51.38	57.13
June 30, 2016	59.87	52.64	55.81
September 30, 2016	59.86	54.44	59.13
December 31, 2016	59.20	56.20	57.73
March 31, 2017	62.60	57.73	62.29
June 30, 2017	67.22	61.44	65.20
December 31, 2017	70.80	68.42	70.31
February 9, 2018*	75.25	68.30	68.59



* This document includes, for the first calendar quarter of 2018, data for the period from January 1, 2018 through February 9, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2018.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this free writing prospectus. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return for each Underlying. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay referral fees of up to 0.43% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a Market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the "Prospectus Directive")) will be prepared in connection with these Notes. Accordingly, these Notes may not be offered to the public in any member state of the European Economic Area (the "EEA"), and any purchaser of these Notes who subsequently sells any of these Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a "retail investor" means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of one of the Underlyings (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the Underlyings or any of the entities whose stock is owned by the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Underlyings or one or more of the entities whose stock is owned by the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend.

However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Barrier Digital Return Notes Linked to the Least Performing of the iShares® MSCI Emerging Markets ETF and the iShares® MSCI EAFE ETF

February 14, 2018

FREE WRITING PROSPECTUS